United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2006
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 NEWS RELEASE DATED OCTOBER 20, 2006

1. Other Events
On October 20, 2006 in Singapore, the Company issued a news release announcing its third quarter 2006 results. A copy of the news release dated October 20, 2006 is attached hereto as Exhibit 99.1.
2. Exhibit
99.1	News Release of the Company dated October 20, 2006 relating to its third quarter 2006 results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 20, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
99.1	News Release of the Company dated October 20, 2006 relating to its third quarter 2006 results.